3/17



SECU 06004454 SSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8-66160 |

## FACING PAGE

### Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 AND ENDING 12/31/05
MM/DD/YY MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUITY LEADERSHIP SECURITIES GROUP, Inc

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4890 W. Kennedy Blvd Suite 220
(No. and Street)

TAMPA FL 33609
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
SHARON D. HALLAX 813-225-1025
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ferlita, WALSH, + Gonzalez, P.A.
(Name – *if individual, state last, first, middle name*)

3302 AZEELE ST. TAMPA FL. 33609
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.



| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

# OATH OR AFFIRMATION

I, MARK GRAHAM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUITY LEADERSHIP SECURITIES GROUP INC, as of 12/31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public 2/23/06

DEBORAH H. PHILLIPS
MY COMMISSION # DD 317508
EXPIRES: May 30, 2008
Bonded Thru Notary Public Underwriters

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

**Ferlita, Walsh & Gonzalez, P.A.**
*Certified Public Accountants*

CPA
The CPA. Never Underestimate The Value.℠

SAM S. FERLITA, C.P.A.
VINCENT E. WALSH, C.P.A.
FROMENT JOHN GONZALEZ, III, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
S.E.C. AND PRIVATE COMPANIES
PRACTICE SECTIONS
FLORIDA INSTITUTE OF C.P.A.'S

Board of Directors
Equity Leadership Securities Group, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Equity Leadership Securities Group, Inc. (the Company), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3-(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining an internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

3302 Azeele St. • Tampa, FL 33609
(813) 877-9609 • Fax: (813) 875-4477

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation ore registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Ferlita, Walsh & Gonzalez, PA

Ferlita, Walsh & Gonzalez, PA
Tampa, Florida

February 3, 2006

# EQUITY LEADERSHIP SECURITIES GROUP, INC.

## FINANCIAL STATEMENTS

## AND SUPPLEMENTARY INFORMATION

Years Ended December 31, 2005 and 2004

TABLE OF CONTENTS

Ferlita, Walsh & Gonzalez, P.A.
*Certified Public Accountants*

The CPA. Never Underestimate The Value.[SM]

SAM S. FERLITA, C.P.A.
VINCENT E. WALSH, C.P.A.
FROMENT JOHN GONZALEZ, III, C.P.A.

MEMBERS:
AMERICAN INSTITUTE OF C.P.A.'S
S.E.C. AND PRIVATE COMPANIES
PRACTICE SECTIONS
FLORIDA INSTITUTE OF C.P.A.'S

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Equity Leadership Securities Group, Inc.
Tampa, Florida

We have audited the accompanying statements of financial condition of Equity Leadership Securities Group, Inc. as of December 31, 2005 and 2004, and the related statements of operations, changes in stockholder's equity, and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Equity Leadership Securities Group, Inc. as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II are presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Ferlita, Walsh & Gonzalez, P.A.

Ferlita, Walsh & Gonzalez, PA
Tampa, Florida

February 2, 2006

3302 Azeele St. · Tampa, FL 33609
(813) 877-9609 · Fax: (813) 875-4477

**EQUITY LEADERSHIP SECURITIES GROUP, INC.**
**STATEMENTS OF FINANCIAL CONDITION**
**December 31, 2005 and 2004**

| | 2005 | 2004 |
|---|---|---|
| ASSETS | | |
| Cash | $ 97,954 | $ 128,928 |
| Commissions receivable | 33,091 | 27,382 |
| Due from brokers | 1,130 | 450 |
| Prepaid expenses | 31,365 | 20,748 |
| Deferred tax asset | 31,509 | - |
| Property and equipment, net | 3,441 | 4,209 |
| Variable annuity investment | 101,084 | - |
| | $ 299,574 | $ 181,717 |
| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
| LIABILITIES | | |
| Accounts payable | $ 3,000 | $ 1,019 |
| Commissions payable | 117,542 | 120,248 |
| Note payable | - | 12,870 |
| Reserve for policy cancellations | 4,265 | 2,508 |
| Payroll taxes payable | 2,455 | 746 |
| | 127,262 | 137,391 |
| STOCKHOLDER'S EQUITY | | |
| Common stock, $1 par value, 7,000 shares authorized; 100 issued and outstanding | 100 | 100 |
| Additional paid-in capital | 279,967 | 164,967 |
| Retained deficit | (107,755) | (120,741) |
| | 172,312 | 44,326 |
| | $ 299,574 | $ 181,717 |

See accompanying notes and accountants' report.

EQUITY LEADERSHIP SECURITIES GROUP, INC.
STATEMENTS OF OPERATIONS
Years Ended December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| REVENUES | | |
| Commissions | $ 2,025,144 | $ 579,258 |
| Other income | 118,924 | 28,515 |
| | 2,144,068 | 607,773 |
| EXPENSES | | |
| Commissions | 1,872,236 | 521,546 |
| Employee compensation and payroll taxes | 82,769 | 58,666 |
| Licenses and permits | 58,764 | 25,806 |
| Insurance | 49,046 | 17,875 |
| Professional fees | 47,226 | 35,659 |
| Rent and utilities | 20,400 | 15,809 |
| Travel and entertainment | 7,556 | 2,282 |
| Computer support | 7,194 | 5,691 |
| Other taxes | 4,407 | 3,391 |
| Other operating expenses | 3,224 | 836 |
| Bank service charges | 3,146 | 1,337 |
| Reserve for policy cancellations expense | 1,757 | 2,508 |
| Office expense | 1,533 | 1,994 |
| Contract labor | 1,310 | 11,608 |
| Education and seminars | 1,030 | 1,321 |
| Depreciation | 993 | 624 |
| Interest expense | - | 886 |
| | 2,162,591 | 707,839 |
| LOSS BEFORE INCOME TAXES | (18,523) | (100,066) |
| INCOME TAX BENEFIT (PROVISION) | 31,509 | - |
| NET INCOME (LOSS) | $ 12,986 | $ (100,066) |

See accompanying notes and accountants' report.

**EQUITY LEADERSHIP SECURITIES GROUP, INC.**
**STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY**
**Years Ended December 31, 2005 and 2004**

| | Common Stock | | Additional Paid-in | Retained | Total Stockholder's |
|---|---|---|---|---|---|
| | Shares | Amount | Capital | Deficit | Equity |
| Balance at December 31, 2003 | 100 | $ 100 | $ 47,967 | $ (20,675) | $ 27,392 |
| Net loss | - | - | - | (100,066) | (100,066) |
| Contributions of capital | - | - | 117,000 | - | 117,000 |
| Balance at December 31, 2004 | 100 | 100 | 164,967 | (120,741) | 44,326 |
| Net income | - | - | - | 12,986 | 12,986 |
| Contributions of capital | - | - | 115,000 | - | 115,000 |
| Balance at December 31, 2005 | 100 | $ 100 | $ 279,967 | $ (107,755) | $ 172,312 |

See accompanying notes and accountants' report.

**EQUITY LEADERSHIP SECURITIES GROUP, INC.**
**STATEMENTS OF CASH FLOWS**
**Years Ended December 31, 2005 and 2004**

| | 2005 | 2004 |
|---|---|---|
| CASH FLOWS FROM OPERATING ACTIVITIES | | |
| Net income (loss) | $ 12,986 | $ (100,066) |
| Adjustments to reconcile net income (loss) to net cash provided (used) by operating activities: | | |
| Depreciation expense | 993 | 624 |
| Increase in value of variable annuity investment | (1,084) | - |
| Increase (decrease) in: | | |
| Commissions receivable | (5,709) | (27,382) |
| Due from brokers | (680) | (450) |
| Prepaid expenses | (10,617) | 7,852 |
| Deferred tax asset | (31,509) | - |
| Increase in: | | |
| Accounts payable | 1,981 | 1,019 |
| Commissions payable | (2,706) | 120,248 |
| Reserve for policy cancellations | 1,757 | 2,508 |
| Payroll taxes payable | 1,709 | 746 |
| NET CASH PROVIDED (USED) BY OPERATING ACTIVITIES | (32,879) | 5,099 |
| CASH FLOWS FROM INVESTING ACTIVITIES | | |
| Purchase of property and equipment | (225) | (4,833) |
| Purchase of variable annuity investment | (100,000) | - |
| NET CASH USED BY INVESTING ACTIVITIES | (100,225) | (4,833) |
| CASH FLOWS FROM FINANCING ACTIVITIES | | |
| Repayments of note payable | (12,870) | (15,730) |
| Contributions of capital | 115,000 | 117,000 |
| NET CASH PROVIDED BY FINANCING ACTIVITIES | 102,130 | 101,270 |
| NET INCREASE (DECREASE) IN CASH | (30,974) | 101,536 |
| CASH AT BEGINNING OF YEAR | 128,928 | 27,392 |
| CASH AT END OF YEAR | $ 97,954 | $ 128,928 |
| SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION | | |
| Cash paid during the year for: | | |
| Interest | $ - | $ 886 |
| Income taxes | $ - | $ - |
| SUPPLEMENTAL DISCLOSURE OF NONCASH FINANCING ACTIVITIES | | |
| *Prepaid insurance financed through note payable* | $ - | $ 28,600 |

See accompanying notes and accountants' report.

## NOTE A—ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization—Equity Leadership Securities Group, Inc. (Company), a Florida corporation, is a registered broker-dealer with the Securities and Exchange Commission and a member of the National Association of Securities Dealers (NASD), that engages in the distribution of variable insurance products and other investments through its network of nationwide brokers.

Revenue Recognition and Commissions Receivable—Commission revenue on variable life insurance policies is recognized upon policy issurance. At that date, the earnings process has been completed and the Company can reliably estimate the impact of policy cancellations for refunds and establish reserves accordingly. Subsequent commission adjustments are recognized upon notification from the insurance companies. Commission revenues from variable annuities and mutual funds and recorded upon sale.

The insurance companies that underwrite the variable life insurance policies sold by the Company collect the premiums directly from the insured and remit the applicable commissions to the Company. The majority of the commissions receivable balance at December 31, 2005 and 2004 are commissions on variable life insurance policies due from insurance companies.

Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect reported amounts of assets and liabilities, as well as disclosures of contingent assets and liabilities, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Statement of Cash Flows—The Company considers all cash in bank accounts and liquid investments with an original maturity date of ninety days or less as cash.

NASD Regulations—The Company's business is subject to significant regulations by the NASD. Such regulation includes, among other things, periodic examinations to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of the NASD.

Income Taxes—The Company utilizes SFAS No. 109, *Accounting for Income Taxes*, which requires an asset and liability approach to financial accounting and reporting for income taxes. The difference between the financial statement and tax basis of assets and liabilities is determined annually. Deferred income tax assets and liabilities are computed for those differences that have future tax consequences using the currently enacted tax laws and rates that apply to the periods in which they are expected to affect taxable income. Valuation allowances are established, if necessary, to reduce the deferred tax asset to the amount that will more likely than not be realized. Income tax expense is the current tax payable or refundable for the period plus or minus the net change in the deferred tax assets or liabilities.

Property and Equipment—Property and equipment are carried at cost. Depreciation is computed on the straight-line method, based on the estimated useful lives of the related assets.

Fair Value of Financial Instruments—The Company's financial instruments include cash, commissions receivable, prepaid expenses, accounts payable, and commissions payable. The carrying values of these financial instruments have been estimated by management to approximate their fair values.

## NOTE B—PROPERTY AND EQUIPMENT, NET

Property and equipment consisted of the following at December 31:

| | 2005 | 2004 |
|---|---|---|
| Office equipment | $ 5,058 | $ 4,833 |
| Less: accumulated depreciation | (1,617) | (624) |
| | $ 3,441 | $ 4,209 |

## NOTE C—VARIABLE ANNUITY INVESTMENT

In June 2005 the Company invested $100,000 in a deferred variable annuity policy on the life of its sole stockholder with a scheduled annuity benefit date of August 1, 2039. The policy is subject to administrative and mortality fees, premium taxes, and a surrender charge if liquidated prior to the policy's tenth year. Earnings are reinvested and are not taxable until distribution. The annuity is reflected in the statements of financial position at policy value and at December 31, 2005, had a policy and surrender value of $101,084 and $92,870, respectively. The actual amount the Company will receive from the annuity is dependent upon the Company's allocation of account value between guaranteed-return and variable-return investments and the future performance of those investments.

## NOTE D—NOTE PAYABLE

In 2005 the Company repaid the balance of the note payable for which it was financing the cost of its errors and omissions insurance. The policy effective 2005 was paid in-full upon issuance.

## NOTE E—RESERVE FOR POLICY CANCELLATIONS

The reserve for policy cancellations is based upon historical cancellation experience adjusted by known circumstances and includes an allowance for management's estimate of the cancellation recoveries collectible from the Company's brokers. The reserve is periodically evaluated and adjusted as necessary and was as follows at December 31:

| | 2005 | 2004 |
|---|---|---|
| Reserve for policy cancellations | $ 42,652 | $ 25,082 |
| Allowance for recoveries | (38,387) | (22,574) |
| Net reserve for policy cancellations | $ 4,265 | $ 2,508 |

## NOTE F—OTHER INCOME

The Company passes along a portion of the cost of errors and omissions insurance and regulatory licenses and fees to its brokers. Reimbursements are recorded as Other income.

## NOTE G—RELATED PARTY TRANSACTIONS

The Company has a management agreement with two related entities for the use of office space and operational support to be paid monthly by the Company as follows:

| | |
|---|---|
| Rent and utilities | $ 1,700 |
| Other office expenses | Actual cost |

Included in the statements of operations for the years ended December 31, 2005 and 2004, are expenses totaling $20,600 and $14,168, respectively, in association with the management agreement.

## NOTE H—INCOME TAXES

At December 31, 2005, the Company had an available net operating loss carryforward of approximately $150,000 which comprised the main component of the Company's deferred tax asset and that may be applied against future taxable income. The net operating loss carryforward will begin to expire in 2024 if not completely used by that time.

## NOTE H—INCOME TAXES (CONTINUED)

Income tax benefit (provision) for the years ended December 31, 2005 and 2004 consisted of the following:

| | 2005 | 2004 |
|---|---|---|
| Current tax expense | $ - | $ - |
| Deferred income tax benefit | 31,509 | - |
| | $ 31,509 | $ - |

At December 31, 2005, the Company eliminated the valuation allowance of $23,756 recorded at December 31, 2004 because current operations indicate that realization of the related deferred tax asset now is more likely than not.

The income tax benefit differs from the amount that would be calculated by applying federal statutory rates to loss before income taxes because of the elimination of the deferred tax asset valuation allowance and state income taxes.

## NOTE I—CONCENTRATIONS

### Cash

The Company maintains cash balances at one financial institution in Tampa, Florida. Combined account totals are insured by the Federal Deposit Insurance Corporation up to $100,000. At December 31, 2005, the Company's uninsured cash balance was $57,744.

### Products and Underwriter

For the years ended December 31, 2005 and 2004, commission revenue from the sale of variable life insurance policies accounted for approximately 67% and 82%, respectively, of total commission revenue and approximately 75% and 98%, respectively, of total commission revenue was earned from the sale of insurance and annuity contracts underwritten by one company. Management does not feel the loss of this underwriter would impact the Company's operations since it has contracts with other underwriters and the volume of business conducted with various underwriters is a result of qualitative considerations.

## NOTE J—NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain percentages. As of December 31, 2005, the Company was in compliance of both rules.

# SUPPLEMENTARY INFORMATION

EQUITY LEADERSHIP SECURITIES GROUP, INC.
SCHEDULE I - COMPUTATIONS OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2005

| | |
|---|---|
| NET CAPITAL | |
| Total stockholder's equity | $ 172,312 |
| Total capital and allowable liabilities | 172,312 |
| | |
| Deductions and/or charges: | |
| Nonallowable assets: | |
| Due from brokers | 1,130 |
| Prepaid expenses | 31,365 |
| Property and equipment, net | 3,441 |
| Deferred tax asset | 31,509 |
| Surrender charge on variable annuity investment | 8,214 |
| | 75,659 |
| Net capital before haircuts on securities positions | 96,653 |
| Haircuts on securities | 505 |
| | |
| Net capital | $ 96,148 |
| | |
| Aggregate indebtedness | |
| Items included in the statement of financial condition: | |
| Accounts payable | $ 3,000 |
| Commissions payable | 117,542 |
| Reserve for policy cancellations | 4,265 |
| Payroll taxes payable | 2,455 |
| Total aggregate indebtedness | $ 127,262 |
| | |
| Computation of basic net capital requirement | |
| Minimum net capital required: | $ 8,484 |
| | |
| Excess net capital | $ 87,664 |
| | |
| Aggregate indebtedness to net capital | 131.67% |

No material differences exist between the Company's and the above computations.

See independent auditors' report.

EQUITY LEADERSHIP SECURITIES GROUP, INC.
SCHEDULE II - INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
AS OF DECEMBER 31, 2005

The Company qualifies for exemption under Rule 15c3-3(k)(1) from the Securities and Exchange Commission Customer Protection Rule (Rule 15c3-3). Accordingly, the supplemental schedule of Information Relating to Possession or Control Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 is not applicable.

*See independent auditors' report.*